Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 (212) 813-8800

August 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Sasha Parikh and Kevin Vaughn

Re: Q32 Bio Inc.

Form 10-K for the year ended December 31, 2024

Filed March 11, 2025

File No. 001-38433

Ladies and Gentlemen:

On behalf of Q32 Bio Inc., or the Company, this letter responds to the comments set forth in the letter to the Company dated July 30, 2025 from the staff of the Securities and Exchange Commission, or the Staff. For your convenience, we have repeated the Staff’s comment from the July 30, 2025 letter in italics, and the Company’s response is provided below.

Form 10-K for the year ended December 31, 2024

Notes to consolidated financial statements

15. Agreements with Horizon, page F-31

1.	Please tell us and revise your disclosure in future filings to address the following:

•	breakout the $75.1 million contingent consideration between regulatory and sales milestones;

•	provide a summary of the regulatory milestones and the related consideration that needs to be achieved;

•

disclose the extent to which you are required to repay Horizon the $55 million received under your prior agreements with Horizon or any of the additional $20 million if bempikibart does not meet any of the milestones; and

•	tell us your expected accounting for the liability if bempikibart does not achieve any of the milestones and if no payments are required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings it will provide additional disclosure, including the breakout of the $75.1 million contingent consideration between regulatory and sales milestones, a summary of the regulatory milestones and the related consideration that needs to be achieved and any applicable repayment obligations under prior agreements with Horizon. The additional disclosure will be included in the Company’s future annual and quarterly reports under the Securities Exchange Act of 1934, as amended, beginning with the Company’s upcoming Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.

Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 (212) 813-8800

Upon entering into the Horizon Termination Agreement (as defined below), the Company recognized a refund liability of $55 million for consideration previously received from Horizon based on the guidance in ASC 606-10-32-10 related to its obligation to pay Horizon regulatory and sales milestone payments with respect to bempikibart. Consistent with the guidance in ASC 606-10-32-10 and ASC 405-20, Extinguishments of Liabilities, the Company advises the Staff that if bempikibart does not achieve any of the milestones and if no payments are triggered, the Company would expect to reverse the refund liability and recognize a corresponding adjustment to revenue as the refund privilege would have expired.

The following is an example of how the Company expects to provide this additional disclosure, which will be included in the notes to the consolidated financial statements (additions are italicized):

15. Agreements with Horizon

From August 2022 until November 2023, Legacy Q32 was a party to the Collaboration and Option Agreement (the “Horizon Collaboration Agreement”) and the Asset Purchase Agreement (the “Purchase Agreement”, and together with the Horizon Collaboration Agreement, the “Horizon Agreements”), each between Legacy Q32 and Horizon Therapeutics Ireland DAC (“Horizon”), pursuant to which Legacy Q32 received $55.0 million in initial consideration and staged development funding for the completion of the two ongoing Phase 2 trials for bempikibart, and Horizon had an option to acquire the bempikibart program at a prespecified price, subject to certain adjustments.

The Company has received $55.0 million of the $55.0 million transaction price from Horizon. In October 2023, Amgen Inc. (“Amgen”) completed its acquisition of Horizon Therapeutics public limited company (“Horizon plc”). Following the closing of Amgen’s acquisition of Horizon plc, the Company agreed with Amgen to mutually terminate the Horizon Agreements and, in November 2023, the Company and Horizon entered into a termination agreement (the “Horizon Termination Agreement”), pursuant to which Horizon’s option to acquire the bempikibart program was terminated. As a result, the Company retained all initial consideration and development funding received under the Horizon Collaboration Agreement (as defined below) and regained full development and commercial rights to bempikibart. In consideration for the Horizon Termination Agreement, the Company agreed to pay Horizon regulatory and sales milestones payments of up to an aggregate amount of $75.1 million upon the first achievement of certain regulatory and sales milestones with respect to bempikibart.

Prior to its entry into the Horizon Termination Agreement, the Company concluded that the consideration allocated to the research service performance obligations should be recognized over time as Horizon received the benefit of the research activities as the activities were performed. The Company determined that this method was most appropriate as progress towards completion of research was largely driven by time and effort spent and costs incurred to perform this research. The Horizon Termination Agreement is accounted for as a modification because it does not result in the addition of distinct goods or services. Since the two performance obligations and the material right were terminated with no further performance obligations, the Company recognized the remaining deferred revenue in the fourth quarter of 2023.

Upon the execution of the Horizon Termination Agreement, the Company became obligated to pay Horizon up to $75.1 million contingent on regulatory and sales-based milestones ~~or up to $20.1 million in excess of the cash received~~, consisting of a $5 million payment upon the first regulatory approval in the U.S. or in any of five specified major western European markets, and up to $70.1 million ranging from mid-single digit to low-double digit millions of dollars upon the achievement of specified annual sales thresholds, which range from exceeding $250 million to exceeding $1.5 billion. If bempikibart does not achieve the milestones set forth in the Horizon Termination Agreement, the Company will not be obligated to make any payments nor repay any amounts to Horizon.

Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 (212) 813-8800

These potential payments to Horizon are not in exchange for a distinct good or service; therefore, the Company accounts for variable consideration payable to Horizon as a reduction of the transaction price under FASB ASC Topic 606, Revenue from Contracts with Customers. The Company concluded that the $55.0 million of arrangement consideration previously recognized should be fully constrained as a result of the variable contingent consideration payable to Horizon, and accordingly, all amounts previously recognized as revenue were reversed in the fourth quarter of 2023 and a refund liability was established for the $55.0 million cash received during the term of the Horizon Collaboration Agreement. No amounts have been recognized related to the remaining potential payment to Horizon (up to $20.1 million) as it is not probable that the respective milestones will be achieved at this time.

If you or any other member of the Staff have any questions with regard to the foregoing response, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact me at (212) 459-7238.

Sincerely,

/s/ Sarah Ashfaq
Sarah Ashfaq, Esq.

Cc:

Jodie Morrison, Chief Executive Officer, Q32 Bio Inc.

Lee Kalowski, Chief Financial Officer and President, Q32 Bio Inc.

Jackie Mercier, Goodwin Procter LLP